UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T 10 4
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 19, 2008
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No.	45031T 10 4	Page	2	of	5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tennenbaum Capital Partners, LLC (1) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,357,285 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,357,285 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,357,285 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V”), which are the registered holders of the shares of Common Stock of ITC^Deltacom, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 80,748,659 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of November 10, 2008, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	45031T 10 4	Page	3	of	5
          This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2007, Amendment No. 2 thereto filed with the Commission on August 7, 2007 and Amendment No. 3 thereto filed with the Commission on October 2, 2007 (together, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 2. Identity and Background.
          The information in Item 2 is hereby amended and restated as follows:
          (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP” or the “Reporting Person”).
          (b) The address of the Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
          (c) The principal business of the Reporting Person is investment advising.
          (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Not applicable.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in Item 3 is hereby amended and supplemented as follows:
          This Statement relates to the acquisition by the Reporting Person (or its affiliates) from one or more sellers in the open market of 843,569 shares of Common Stock. The Reporting Person purchased the 843,569 shares of Common Stock for aggregate consideration of $383,555.90 (excluding brokerage commissions) using the sources of funds described in Item 4 of the Cover Page hereof.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and restated as follows:
          (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 15.3% of the outstanding shares of Common Stock of the Issuer, based on 80,748,659 shares of Common Stock outstanding as of November 10, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Commission on November 14, 2008. TCP has sole voting and dispositive power over the shares.

CUSIP No.	45031T 10 4	Page	4	of	5
          (c) The following transactions in Common Stock of the Issuer were open market purchases on the OTC Bulletin Board effected by the Reporting Person (or its affiliates) since the most recent filing on Schedule 13D:

	Number of Shares
Date	Purchased by TOP V	Price Per Share
11/21/2008	1,000	$0.40
11/25/2008	40,000	$0.45
12/5/2008	5,000	$0.56
12/8/2008	8,000	$0.59
12/9/2008	544,650	$0.40
12/9/2008	187,919	$0.50
12/19/2008	57,000	$0.80
          (d)-(e) Not applicable.

CUSIP No.	45031T 10 4	Page	5	of	5
SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer